UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Infrastructure Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11275Q107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Percentage ownership is based on an aggregate number of outstanding class A exchangeable voting shares (the “Class A Shares”) of the Issuer of 45,018,921 as of July 17, 2020.
(2)

Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Infrastructure Partners L.P. hold an approximate 79.8% voting interest in the Issuer.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,887(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,887(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,887(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(3)	Partners Value Investments LP has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.
(4)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,233
	8	SHARED VOTING POWER 8,760,080(5)
	9	SOLE DISPOSITIVE POWER 4,233
	10	SHARED DISPOSITIVE POWER 8,760,080(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,764,313
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(5)	Includes 8,675,193 Class A Shares beneficially owned by Brookfield Asset Management Inc. and 84,887 Class A Shares beneficially owned by Partners Value Investments LP.
(6)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(7)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC GP HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIG HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(9)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(10)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM INFRASTRUCTURE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(11)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(12)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(12)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of the Issuer of 45,018,921 as of July 17, 2020.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP BERMUDA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(13)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(13)

Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Infrastructure Partners L.P. hold an approximate 79.8% voting interest in the Issuer.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D is being filed to reflect the closing on July 29, 2020 of the previously announced secondary equity offering in Canada (the “Canadian Offering”) of class A exchangeable subordinate voting shares, no par value (“Class A Shares”) of Brookfield Infrastructure Corporation (the “Issuer”) by BIPC Holding LP (“BIPC Holding”), a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”).

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 1.

Item 2. Identity and Background.

Item 2 of the original Schedule 13D is hereby amended and supplemented as follows:

Schedules I to V hereto set forth an updated list of all the directors and executive officers (to be included as Scheduled Persons), and their respective principal occupations and addresses, of BIGL, BAM Limited, Brookfield, PVI Management Inc., the general partner of Value Investments, and Partners, respectively.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D is hereby supplemented as follows:

In connection with the Canadian Offering, on July 22, 2020, BIPC Holding and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with BIP and the underwriters party thereto (the “Underwriters”), pursuant to which BIPC Holding agreed to sell 4,418,000 Class A Shares to the Underwriters for an aggregate gross purchase price of CAD$275,020,500, or CAD$62.25 per Class A Share. In addition, BIPC Holding granted the Underwriters an option to purchase an additional 662,700 Class A Shares (the “Option Shares”) at the same price as the sales made in the Canadian Offering. The Underwriters exercised the option to purchase the Option Shares in full on July 23, 2020. The Canadian Offering closed on July 29, 2020.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference as Exhibit 99.6.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of Amendment No. 1 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended as follows:

(a)-(b)

The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 8,764,313 shares, constituting approximately 19.5% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 45,018,921 outstanding as of July 17, 2020.

(i)	Brookfield

(a)	Brookfield may be deemed the beneficial owner of 8,675,193 Class A Shares, constituting a percentage of approximately 19.3%.

(b)	Sole voting power to vote or direct vote: 1,000,000 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 1,000,000 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(ii)	Value Investments*

(a)	Partners may be deemed the beneficial owner of 84,887 Class A Shares, constituting a percentage of approximately 0.2%

(b)	Sole voting power to vote or direct vote: 84,887 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 84,887 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

*	Value Investments has sole voting and dispositive power through its 100% owned subsidiary, Partners Value Investments Inc.

(iii)	Partners

(a)	Partners may be deemed the beneficial owner of 8,764,313 Class A Shares, constituting a percentage of approximately 19.5%

(b)	Sole voting power to vote or direct vote: 4,233 Class A Shares

Shared voting power to vote or direct vote: 8,760,080 Class A Shares

Sole power to dispose or direct the disposition: 4,233 Class A Shares

Shared power to dispose or direct the disposition: 8,760,080 Class A Shares

(iv)	BIPC Holding

(a)	BIPC Holding may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 17.0%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(v)	BIPC GP

(a)	BIPC GP may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 17.0%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(vi)	BIP

(a)	BIP does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vii)	BIPL

(a)	BIPL does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(viii)	BIGBL

(a)	BIGBL does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(ix)	BIG Holdings

(a)	BIG Holdings may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 17.0%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(x)	BIGL

(a)	BIGL may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 17.0%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(xi)	BIG LP

(a)	BIG LP may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 17.0%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(xii)	BAM Limited

(a)	BIG LP may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 17.0%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(c)	Other than the transactions described in Item 3 of this Amendment No. 1, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of Amendment No. 1 is hereby incorporated by reference.

Brookfield and BIP hold an approximate 79.8% voting interest in the Issuer (as of July 17, 2020), BIP may receive up to 45,018,921 Class A Shares (as of July 17, 2020) in accordance with the terms of the Class A Shares and Brookfield may receive up to 36,343,728 Class A Shares (as of July 17, 2020) in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6 - Underwriting Agreement, dated July 22, 2020, by and among BIPC Holding LP, Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P. and the underwriters party thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 30, 2020	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President

PARTNERS VALUE INVESTMENTS LP, by its general partner PVI MANAGEMENT INC.

	By:	/s/ Leslie Yuen
Name: Leslie Yuen
Title: Director, Finance

PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

BIPC HOLDING LP, by its general partner BIPC GP HOLDINGS INC.

	By:	/s/ James Rickert
Name: James Rickert
Title: Director

BIPC GP HOLDINGS INC.

	By:	/s/ James Rickert
Name: James Rickert
Title: Director

BIG HOLDINGS L.P., by its general partner BROOKFIELD INFRASTRUCTURE GROUP LIMITED

	By:	/s/ James Rickert
Name: James Rickert
Title: President

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

	By:	/s/ James Rickert
Name: James Rickert
Title: President

BAM INFRASTRUCTURE GROUP L.P., by its general partner BAM LIMITED

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President and Secretary

BAM LIMITED

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President and Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Gregory McConnie
Name: Gregory McConnie
Title: Vice President

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Gregory McConnie
Name: Gregory McConnie
Title: Vice President

BROOKFIELD INFRASTRUCTURE GROUP BERMUDA LIMITED

By:	/s/ Gregory McConnie
Name: Gregory McConnie
Title: Vice President

SCHEDULE I

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aaron Kline, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

James Rickert, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Mabel Wong, Director and Managing Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Carl Ching, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

David Krant, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Albert Lin, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Matthew Unruh, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Daimeng Zhang, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director of Finance of Brookfield	Canada

SCHEDULE II

BAM LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Thomas Douglas Corbett, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Karly Dyck, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Aleksandar Novakovic, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Katayoon Sarpash, Director, Vice-President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Cam Ha, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Bowen Li, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada

Tim Wang, Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada

SCHEDULE III

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive Indianapolis, Indiana 46260 U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venancio Flores, 50 Cob. 01 Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

Janice Fukakusa, Director	43 The Kingsway, Toronto, Ontario, M8X 2S9, Canada	Corporate Director	Canada

J. Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Deputy Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Executive Officer Renewable Power	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

SCHEDULE IV

PVI MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

James L.R. Kelly, Director	Hwy. #26 West at 7th Line, P.O. Box 3394, Meaford, Ontario N4L 1A5	Corporate Director	Canada

Edward C. Kress, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian D. Lawson, Director, President and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Frank N.C. Lochan, Chairman and Director	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada

Ralph J. Zarboni, Director	7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Corporate Director	Canada

Leslie Yuen, Director, Finance	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President of Brookfield	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada

Bryan Sinclair, Senior Associate	333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President, Trisura Group Ltd.	Canada

SCHEDULE V

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, Brookfield	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator and Corporate Secretary, Brookfield	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Renewable Power of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager, Capital Markets and Treasury, Brookfield	Canada